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                                                                     Exhibit 8.2

                              [Form of Tax Opinion
                              of Hodgson Russ LLP]

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RICHARD F. CAMPBELL
PARTNER                                                  [HODGSON RUSS LLP LOGO]
Direct Dial: 716.848.1409
Direct Facsimile: 716.849.0349
rcampbell@hodgsonruss.com

                                        ______________, 20____

Great Lakes Bancorp, Inc.
2421 Main Street
Buffalo, New York 14217

Ladies and Gentlemen:

      Re: Agreement and Plan of Merger by and between Bay View Capital Corporation and Great Lakes Bancorp. Inc.

      We have acted as counsel to Great Lakes Bancorp, Inc., a Delaware corporation ("GLB"), in connection with the proposed merger (the "Merger") of GLB with and into Bay View Capital Corporation ("BVCC"), pursuant to the terms of the Agreement and Plan of Merger by and between GLB and BVCC dated as of October 26, 2005 (the "Agreement") and the Form S-4 Registration Statement filed by BVCC with the Securities and Exchange Commission (as thereafter amended from time to time with all exhibits thereto, the "Registration Statement") which includes the Joint Proxy Statement of GLB and BVCC and the Prospectus of BVCC (the "Proxy Statement/ Prospectus"). This opinion is being rendered pursuant to
Section 7.2(c) of the Agreement. All capitalized terms, unless otherwise specified, have the meaning assigned to them in the Agreement.

      In connection with this opinion, we have examined and are familiar with originals or copies, certified or otherwise identified to our satisfaction, of
(i) the Agreement, (ii) the Registration Statement including the Proxy Statement/Prospectus, (iii) the Tax Representation Letter of GLB, (iv) the Tax Representation Letter of BVCC and (v) such other documents as we have deemed necessary or appropriate in order to enable us to render the opinions below. Our opinion is based solely upon applicable law and the factual information contained in the above- mentioned documents. In rendering our opinion, we have assumed the accuracy of all information contained in each of such documents. We also have assumed the authenticity of all original documents, the conformity of all copies to the original documents, and the genuineness of all signatures. We have not attempted to verify independently the accuracy of any information in any such document, and we have assumed that such documents accurately and completely set forth all material facts relevant to this opinion. All of our assumptions were made with your consent. If any fact or assumptions described herein is incorrect, any or all of the federal income tax consequences described herein may be inapplicable. Capitalized terms not defined herein shall have the meaning ascribed to them in the Agreement.

      In rendering our opinion, we have considered the applicable provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, pertinent

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Great Lakes Bancorp, Inc.
_______________, 20___                                   [HODGSON RUSS LLP LOGO]
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judicial authorities, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant.

      Based upon and subject to the foregoing and the limitations expressed elsewhere herein, we are of the opinion that the Merger will, under current law, constitute a tax-free reorganization within the meaning of Section 368(a)(l)(A) of the Code, and GLB and BVCC will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

      As a tax-free reorganization, the Merger will have the following Federal income tax consequences for GLB stockholders and BVCC:

      1. No gain or loss will be recognized by the holders of common stock of GLB ("GLB Common Stock") as a result of the exchange of such shares for shares of BVCC common stock ("BVCC Common Stock") pursuant to the Merger, except that gain or loss will be recognized on the receipt of cash, if any, received in lieu of fractional shares. Any cash received by a stockholder of GLB in lieu of a fractional share will be treated as received in exchange for such fractional share, and if such stockholder holds GLB Common Stock as a capital asset at the Effective Time, any gain or loss recognized as a result of the receipt of such cash will be capital gain or loss equal to the difference between the cash received and the portion of the stockholder's adjusted tax basis in GLB Common Stock allocable to such fractional share interest.

      2. The tax basis of the shares of BVCC Common Stock received by each stockholder of GLB will equal the tax basis of such stockholder's shares of GLB Common Stock (reduced by any amount allocable to fractional share interests for which cash is received) exchanged in the Merger.

      3. The holding period for the shares of BVCC Common Stock received by each stockholder of GLB will include the holding period for the shares of GLB Common Stock of such stockholder exchanged in the Merger, provided that the GLB Common Stock so exchanged are held as capital assets at the Effective Time.

      4. BVCC will not recognize gain or loss as a result of the consummation of the Merger.

      5. GLB will not recognize gain or loss as a result of the consummation of the Merger.

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Great Lakes Bancorp, Inc.
_______________,20____                                   [HODGSON RUSS LLP LOGO]
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      It is also our opinion that the discussion in the Proxy
Statement/Prospectus under the caption "Material United States Federal Income Tax Consequences of the Merger" in so far as it constitutes statements of federal income tax law or legal conclusions, subject to the assumptions, limitations and qualifications set forth therein, is a fair and accurate summary of such matters.

      We express no opinion with regard to (1) the federal income tax consequences of the Merger not addressed expressly by this opinion, including without limitation, (i) the tax consequences, if any, to those stockholders of GLB who acquired shares of GLB Common Stock pursuant to the exercise of employee stock options or otherwise as compensation, and (ii) the tax consequences to special classes of stockholders, if any, including without limitation, foreign persons, financial institutions, insurance companies, tax-exempt entities, retirement plans, dealers or brokers in securities, and persons that hold GLB Common Stock as part of a straddle, a hedge against currency risk, a constructive sale or conversion transaction; and (2) federal, state, local, or foreign taxes (or any other federal, state, local, or foreign laws) not specifically referred to and discussed herein. Further, our opinion is based upon the Code, Treasury Regulations proposed or promulgated thereunder, and administrative interpretations and judicial precedents relating thereto, all of which are subject to change at any time, possibly with retroactive effect, and we assume no obligation to advise you of any subsequent change thereto. If there is any change in the applicable law or regulations, or if there is any new administrative or judicial interpretation of the applicable law or regulations, any or all of the federal income tax consequences herein may become inapplicable.

      The foregoing opinion reflects our legal judgment solely on the issue presented and discussed herein. This opinion has no official status or binding effect of any kind. Accordingly, we cannot assure you that the Service or any court of competent jurisdiction will agree with this opinion.

                                                       Very truly yours,

                                                       HODGSON RUSS LLP

                                        By:
                                                       Richard F. Campbell

RFC/rcb